# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1847 Holdings LLC, CIK 0001599407
CUSIP: 28252B853
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 590 Madison Avenue, 21st Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 1,111,110; shared voting power 0; sole dispositive power 1,111,110; shared dispositive power 0; aggregate amount beneficially owned 1,111,110 (4.19% of the class)

## Item 1. Issuer
Name of issuer: 1847 Holdings LLC
Address of issuer's principal executive offices: 590 Madison Avenue, 21st Floor, New York, New York 10022

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,111,110

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on November 5, 2024, covering 909,178 shares of the Issuer's Common Stock purchased and underlying Warrants purchased on October 29, 2024. The amounts in Row (5), (7) and (9) includes Common Shares underlying 555,555 Series A Warrants and 555,555 Series B Warrants. The percentage set forth on Row (11) of the cover page for the reporting person is based on 25,400,386 shares of Common Shares outstanding as of January 22, 2025, based upon the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 23, 2025.

Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 4.19
Sole power to vote or to direct the vote: 1,111,110
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,111,110
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (02/14/2025)